Exhibit 15.6

AstraZeneca PLC

Legal & Secretary’s Department

1 Francis Crick Avenue

Cambridge Biomedical Campus

Cambridge CB2 0AA

For the attention of Adrian Kemp

By email & by post

March 5, 2019

Dear Ladies and Gentlemen

BUREAU VERITAS STATEMENT OF ASSURANCE FOR ANNUAL REPORT AND FORM 20-F INFORMATION 2018

In connection with the anticipated filing by AstraZeneca PLC (“AstraZeneca”) of a Form 20-F with the U.S. Securities and Exchange Commission, Bureau Veritas hereby authorizes AstraZeneca to refer to Bureau Veritas’s external assurance on corporate responsibility related information as stated on page 231 and identified (highlighted in yellow) on the pages of the Annual Report and Form 20-F Information for the fiscal year ended December 31, 2018 (the “Annual Report”) annexed as Annex A, which is incorporated by reference in the registration statement No. 333-214756 for AstraZeneca Form F-3, and in the registration statements No. 333-226830, No. 333-216901, No. 333-170381, No. 333-152767, No. 333-124689 and No. 333-09062 on Form S-8 for AstraZeneca.

Our authorization is subject to AstraZeneca’s acknowledgement and agreement that:

1)             Bureau Veritas has undertaken an independent review of the corporate responsibility information disclosed in the Annual Report and provided an opinion as to the accuracy and reliability of the information subject to the scope, objectives and limitations defined in the full assurance statement posted on AstraZeneca’s responsibility website;

2)             AstraZeneca acknowledges and agrees that Bureau Veritas shall not be deemed an “Expert” in respect of AstraZeneca’s securities filings, and AstraZeneca agrees that it shall not characterize Bureau Veritas as such; and

3)             AstraZeneca accepts full responsibility for the disclosure of all information and data, including that relating to Bureau Veritas, set forth in the Annual Report as filed with the SEC and agrees to indemnify Bureau Veritas from any third party claims that may arise therefrom.

Please indicate your agreement to the foregoing by signing in the space indicated below. Our authorization will not become effective until accepted and agreed by AstraZeneca.

Very truly yours,

/s/ Julie-Anna Smith

Julie-Anna Smith

Head of Technical Centre – Bureau Veritas Certification U.K.
For and on behalf of Bureau Veritas U.K. Ltd

ACCEPTED AND AGREED

This fifth day of March 2019

AstraZeneca PLC

/s/ Adrian C N Kemp

Adrian C N Kemp

Name: Adrian C N Kemp
Title: Company Secretary

Key Performance Indicators continued Strategic priorities Key Performance Indicators Be a Great Place to Work* Employee belief in our strategy Organisational structure – % of employees within six management steps of the CEO 72% Employees who would recommend AstraZeneca as a great place to work Evolve our culture Improve our employees’ engagement with our Purpose and Values and promote greater understanding of, and belief in, our strategy. 89% 83% Simplify our business Develop simpler, more efficient processes and flatten our organisational structure to improve productivity, encourage accountability and improve decision making and communication. Attract and retain the best talent An inclusive environment that enhances our ability to attract and retain diverse talent with critical capabilities. 1 Source: December 2018 Pulse survey across a sample of the organisation. 2 Source: December 2017 Pulse survey across a sample of the organisation. 3 Source: December 2016 Pulse survey across a sample of the organisation. 1 Source: December 2018 Pulse survey across a sample of the organisation. 2 Source: December 2017 Pulse survey across a sample of the organisation. 3 Source: December 2016 Pulse survey across a sample of the organisation. Be a Great Place to Work from page 38. Do business sustainably† Ethics: Non-compliance with our Code of Ethics 56.6 per 1,000 employees in Commercial Regions Health: Reaching people through our Access to Healthcare programmes 12.0m people Environmental protection: Operational greenhouse gas (GHG) footprint¹ 1,769 kt COe Making science accessible Deliver our business strategy in a way that brings wider benefits to society and the planet. Focus on: > increasing access to healthcare for more people > furthering ethics and transparency in everything we do > reducing environmental impacts on human health and the natural world. 1 Operational GHG footprint is emissions from all Scope 1, 2 and selected Scope 3 sources. See page 231. Connect our work with the UN Sustainable Development Goals and integrate our commitments into day-to-day business activities. There were 2,042 instances, most of them minor, of non-compliance with our Code of Ethics or supporting requirements in our Commercial Regions by employees and third parties. Our Access to Healthcare programmes, including Healthy Heart Africa, Healthy Lung, and Phakamisa, have reached 12.0 million people through education, screenings, diagnosis and treatment cumulatively since the start of each programme. Our 2018 operational GHG footprint met our target of progressing our Science Based Targets and represents a 0.4% reduction from our 2015 baseline. Sustainability from page 42. “Our achievements are only made possible by a skilled and talented team who live our Values and are true to our Purpose.” * We will review the Be a Great Place to Work KPIs in 2019 to evaluate appropriate representation of the strategy. Where possible, we will continue to make updates on current indicators publicly available. > We changed the title of our Environmental protection KPI. In line with World Resources Institute GHG Protocol, a carbon dioxide equivalent (CO2e) number can be used to report on GHGs, and it is commonly called ‘carbon’. At AstraZeneca, the majority of our operational GHG footprint is from non-CO2 GHGs so we are now using the better representation of ‘GHG’. There is no change in the content of our CO2e reporting. > The retired KPIs are reported for continuity in the 2018 Sustainability Report on www.astrazeneca.com/sustainability. The retired KPIs are the Dow Jones Sustainability Index rating and number of people reached through only our Healthy Heart Africa programme. † As disclosed in the 2017 Annual Report, we reassessed our Do business sustainably KPIs in 2018: > We added an Ethics & Transparency KPI to measure progress for our third sustainability focus area. > We expanded the Access to Healthcare KPI to incorporate more of our programmes. 22 AstraZeneca Annual Report & Form 20-F Information 2018 / Strategic Report 2018 1,769 kt COe 2017 1,705 kt COe 2016 1,684 kt COe 2018 12.0m 2017 7.2m 2016 4.2m 2018 56.6 2017 41.4 2016 50.7 2018 83%¹ 2017 81%² 2016 74%³ 2018 72% 2017 70% 2016 82% 2018 89% 2017 88% 2016 80%

Business Review Return to Growth continued Emerging Markets Emerging Markets, as defined in Market definitions on page 239, comprise various countries with dynamic, growing economies. As outlined in Marketplace from page 11, these countries represent a major growth opportunity for the pharmaceutical industry due to high unmet medical need and sound economic fundamentals. Emerging Markets are not immune, however, to economic downturn. Market volatility is higher than in Established Markets, and various political and economic challenges exist. These include regulatory and government interventions. In selected markets, governments are encouraging local manufacturing by offering more favourable pricing legislation and pricing is increasingly controlled by governments with price referencing regulations. for both brands in 2019. This evaluation is being applied retrospectively, so several existing generic products may fail and be withdrawn which could lead to a consolidation in the sector. This would leave fewer, higher-quality generics in the market thereby putting pressure on any originator brand price premiums and driving a reduction in overall medical costs. 11% 11% increase in Product Sales in the US in 2018 (11% at CER) to $6,876 million 28% 28% increase in Product Sales in China in 2018 (25% at CER) to $3,795 million The industry-wide growth rate is expected to be a moderate single digit percentage, following the updates of the NRDL and expanding health insurance coverage. Nevertheless, the healthcare environment in China remains dynamic. Opportunities are arising from incremental healthcare investment, strong underlying demand for our more established medicines and the emergence of innovative medicines such as Tagrisso and Lynparza. “AstraZeneca was the fastest-growing top 10 multinational pharmaceutical company in Emerging Markets in 2018.” Growth drivers for Emerging Markets include new medicines across our Oncology, CVRM and Respiratory portfolios. To educate physicians about our broad portfolio, we are selectively investing in sales capabilities where opportunities from unmet medical need exist. We are also expanding our reach through multi-channel marketing and external partnerships. For more information on our work in China, see page 37. Emerging market healthcare We continue to make our medicines affordable to more people on a commercially and socially sustainable basis. As, on average, almost half of medicine funding in emerging countries is paid for by the patient or their families, we base our approach in these markets on an understanding of their economic circumstances and the burden placed on them by health costs. We are aiming to enable our Emerging Markets to deliver better and broader patient access through innovative and targeted equitable pricing strategies and practices. With revenues of $6,891 million, AstraZeneca was the fourth largest multinational pharmaceutical company, as measured by prescription sales, and the fastest-growing top 10 multinational pharmaceutical company in Emerging Markets in 2018. China In China, AstraZeneca is the second largest pharmaceutical company by value in the hospital sector, as measured by sales. Sales in China in 2018 increased by 28% at actual rate of exchange (25% at CER) to $3,795 million (2017: $2,955 million). We delivered sales growth above the growth rate of the hospital market sector through strategic brand investment, systematic organisational capability improvements and long-term channel expansion programmes in our main therapy areas. In addition, Tagrisso was listed in the National Reimbursed Drug List (NRDL) and we launched Lynparza during 2018. Pricing practices remain a priority for regulators, and new national regulations, in addition to provincial and hospital tenders, continue to put increasing pricing pressures on pharmaceutical companies in China. In addition, the planned roll-out of the Generics Quality Consistency Evaluation (GQCE) will have an impact on pharmaceuticals budgets and pricing through setting new standards for bioequivalence that generic products must adhere to. The outcome of the latest round of tenders involving Crestor and Iressa were announced in December 2018 with implementation from early 2019. This is expected to result in a level of sales decline We have a variety of access programmes around the world, each tailored to meet the needs of the local community, which include a patient’s ability to pay. These include patient assistance programmes, such as Terapia Plus in Ukraine, Karta Zdorovia in Russia and FazBem in Brazil. Through these programmes, we help qualifying patients with discounts and donations. We provide these programmes in markets with limited or no public reimbursement system, no coverage beyond the most basic therapies, or where it is unlikely or only after an extended period that public reimbursement is a possible consideration. AstraZeneca also aims to partner with countries’ healthcare systems to optimise access to healthcare. For example, in South Africa, Phakamisa supports the healthcare system by bringing together different organisations to strengthen healthcare capabilities and improve access to treatment and support networks. It aims to reduce the burden of breast and prostate cancer through the promotion of primary prevention and early detection. 32 AstraZeneca Annual Report & Form 20-F Information 2018 / Strategic Report

Business Review Be a Great Place to Work continued foster an inclusive and diverse workforce where everyone feels valued and respected because of their individual ability and perspective. It describes the principles of our commitment and provides a framework for developing and implementing the people plans needed to ensure we deliver these principles consistently worldwide. More information on our Global Policy framework can be found on page 43, our Code of Ethics on page 105, and our Global Policies and Standards can be found on our website, www.astrazeneca.com/sustainability. scorecard target of 44.4% for this measure and compares favourably to external benchmarks. Women are also currently promoted at a higher rate than men across all levels of seniority, positively impacting the gender balance. In 2018, AstraZeneca was ranked 12th in the FTSE 100 for Women on Boards and seventh for Women on Executive Committees and Direct Reports. Sales and Marketing workforce composition Emerging Markets 59% Established Markets 41% Our Women as Leaders programme aims to encourage more women into senior roles – approximately 600 women had completed the programme by the end of 2018. Of those who provided feedback, 55% have either been promoted, or had their remit expanded, or been identified for future promotions. In addition, we have developed women’s networks in most countries, continued to hold women’s summits in various locations around the world and continued to support mentoring relationships, for example introducing mentoring by senior women for emerging talent in Operations. important, not just for those who feel they have seen or experienced unwelcome attention or behaviour, but also to ensure that colleagues recognise the value they bring when they share their different perspectives and ideas. This is integral to making the most of our diversity of thought, because it is the foundation of our ability to innovate. The Standards are being reinforced by specific training and education across the organisation on the importance of speaking up (which includes challenging behaviours that are inconsistent with our Values and Code of Ethics), demonstrating inclusive leadership and responding to allegations of misconduct. We have multiple channels available for reporting. Allegations are taken very seriously and handled in a manner that is sensitive to the confidentiality and security of those making a report and will be subject to global oversight. Employee opinion surveys help us measure employee satisfaction and engagement, and progress in our aim of being a great place to work. Comparing our most recent survey (December 2018) to the previous year (December 2017), of the 17 items common to both surveys, we improved in 11 items, remained stable for four and saw minor reductions (-1%) in the score for two items. Importantly, we scored highly for ‘understanding of the future direction and strategy’, and we saw good progress in ‘opportunities for personal development and growth’ and items around inclusion and diversity (where we are above the global high-performing norm). We also exceeded our scorecard target for ‘I would recommend AstraZeneca as a great place to work’. Despite progress in the latest survey, there remains further opportunity for improvement around leadership communication and prioritisation. In 2018, 80% of vacancies across the top three levels of our organisation were filled internally, reflecting our long-term commitment to develop high-quality leaders and the rigour of our leadership succession planning. To ensure our senior leadership reflects our diverse geographic footprint, we track the country of origin of senior leaders and reflect this in our diversity targets. In 2018, 19.4% of employees who are either members of the SET, or their direct reports, have a country of origin that is an Emerging Market or Japan (an increase from 5% in 2012 and ahead of our 2018 target of 15%). Generate a passion for people development We encourage employees to take ownership of their own development and expect leaders to spend time supporting their employees’ development. To support this, we have implemented a global platform to increase the visibility and accessibility of job opportunities and received over 22,000 applications from internal candidates through this platform in 2018. Develop a strong and diverse pipeline of leaders To foster innovation, we seek to harness different perspectives, talents and ideas as well as ensuring that our employees reflect the diversity of the communities in which we operate. Diversity is integrated into our Code of Ethics and associated workforce policy. In addition to the two diversity metrics tracked in the AstraZeneca scorecard (representation of women in senior roles and senior leadership country of origin that is an Emerging Market or Japan), on a bi-annual basis, the SET and Board are provided with a comprehensive overview of the AstraZeneca workforce, covering a wide range of metrics and measures (including trends around gender diversity, leadership ethnic diversity and age profile). The SET is also provided with a quarterly summary of key workforce metrics, including gender diversity and leadership ethnic diversity. Within the US, we track overall ethnic minority representation, ethnic minority representation in senior roles, and ethnic minority representation in succession plans. As part of our commitment to inclusion and diversity, we have implemented numerous initiatives across the globe, such as unconscious bias training, the formation of various employee resource groups (such as an LGBT+ network) and updated recruitment standards to ensure diverse candidate lists. In 2017, we implemented a best-practice cloud-based global learning management system to ensure that opportunities to learn are available to all employees. In 2018, we continued to leverage this technology as part of our ambition to continuously transform the learning culture in AstraZeneca. Our commitments include a goal to increase the number of women on our leadership teams. As shown in the gender diversity figure on page 38, women comprise 50.1% of our global workforce. There were five women on our Board (42% of the total) at the end of 2018 (Shriti Vadera retired with effect from 1 January 2019). Below Board level, the representation of women in senior roles (ie roles at Career Level F or above which constitute the six highest bands of our employee population) increased to 44.6% in 2018 (2017: 44.4%), which exceeded our Following the successful launch of ‘Leading People’ in 2017 (a social online learning platform aimed at managers), ‘Leading Self’ was rolled out across the organisation aimed at employees below manager level. Over 5,400 employees have accessed this innovative, social online learning experience. In 2018, we piloted our ‘Leading Business’ programme, connecting 100 managers from all areas and regions of AstraZeneca to develop their leadership capability. We continue to see a positive impact of these experiences in engagement and retention measures. In addition to the Global Standard on Inclusion and Diversity, in 2018 we published new Global Standards on sexual harassment and bullying. Drawing on our commitment to respect and equal opportunity, we aim to build a culture where everyone feels safe to ‘speak up’. This is 40 AstraZeneca Annual Report & Form 20-F Information 2018 / Strategic Report

Strategic Report

Human rights

Our Code of Ethics and Human Rights Statement commit us to respecting and promoting international human rights – not only in our own operations, but also in our wider spheres of influence, such as our third-party providers. To that end, we integrate human rights considerations into our processes and practices. We are also committed to ensuring that there is no modern slavery or human trafficking in our supply chains or any part of our business. Our full statement required under section 54 of the UK Modern Slavery Act is available on our website, www.astrazeneca.com.

We support the principles set out in the United Nations Universal Declaration of Human Rights and the International Labour Organization's (ILO) standards on child labour and minimum wages. We have been members of the United Nations Global Compact on Human Rights since 2010.

We measure human rights by means of a labour review survey every two years in all countries where we have a presence. The review focuses on ILO core themes, including freedom of association and collective bargaining, child labour, discrimination, working hours and wages, including questions on the Living Wage. Where local gaps to ILO minimum standards are identified, such as maternity leave or grievance procedures, we put in place local plans to close those gaps where allowed by relevant national legislation. Our reporting in this area is assured by Bureau Veritas.

For more information about the assurance provided by Bureau Veritas, see page 231.

In 2017, we signed up to the 'Fair Wage' database. These data are being used in our end of 2018 survey to measure performance more independently and to inform future direction in the fair/living wage space.

Managing change

We continue to implement plans to invest in our three strategic R&D centres in the US, UK and Sweden. We encourage and support employees to relocate and have made good progress. For example, of the more than 2,500 employees working in Cambridge, 569 have relocated from other sites in the UK. In addition to the 1,100 employees hired between 2015 and 2017, we hired a further 452 permanent employees in Cambridge in 2018. We are using interim infrastructure in and around Cambridge to house these employees until our new site on the Cambridge Biomedical Campus is ready. For employees who do not accept offers to relocate to Cambridge, we provide career support, outplacement support and competitive severance packages.

For more information on this move, see Cambridge on page 27.

As outlined in the Manufacturing capabilities section on page 34, in January 2019 we made the difficult decision to discontinue operations at our biologics manufacturing facilities at Boulder and Longmont CO, US.

In January 2019, we announced plans to realign R&D and parts of our Commercial business to ensure we can execute on our priorities and strategy. We have established dedicated teams who, guided by a clear set of People Principles, will ensure the transition is executed as quickly as possible, keep our employees regularly informed and treat them fairly, and comply with local legislative and HR policies and practices, including consulting with employee representatives as required.

For more information on our restructuring programme, see the Financial Review from page 74.

Employee relations

We seek to follow a global approach to employee relations guided by global employment principles and standards, local laws and good practice. We work to develop and maintain good relations with local workforces and work closely with our recognised national trade unions. We also regularly consult with employee representatives or, where applicable, trade unions, who share our aim of retaining key skills and mitigating job losses. According to our internal Human Rights survey carried out in 2016, 58% (106 countries surveyed) of countries in which AstraZeneca operates recognise and have a relationship with trade unions. Where trade unions do not exist in an area of operation, 99% of countries have established arrangements to engage similarly with their workforce. Our most recent survey commenced in October 2018, with conclusions due at the end of February 2019.

Safety, health and wellbeing

We work to promote a safe, healthy and energising work environment for employees and partners. Our standards apply globally and are stated in our Code of Ethics available on www.astrazeneca.com/sustainability. Due diligence includes establishing and monitoring a set of safety, health and wellbeing targets aimed at supporting our people and keeping AstraZeneca among the sector leaders in performance. Our reporting in this area is in the Sustainability Data Summary available on www.astrazeneca.com/sustainability and is assured by Bureau Veritas.

For more information about the assurance provided by Bureau Veritas, see page 231.

Safety

Vehicle collisions

Year	Collisions per million km	Target
2018	**3.74**	**3.58**
2017†	4.05	3.76
2016†	4.66	4.00
2015 baseline	4.13	

Work-related injuries

Year	Reportable injury rate per million hours worked	Target
2018	**1.31**	**1.50**
2017†	1.48	1.60
2016†	1.57	1.69
2015 baseline†	1.78	

† Data re-stated.

As shown above, we made further progress against our strategic targets in 2018, achieving a 26% reduction in the work-related injury rate and a 9% reduction in vehicle collision rate from the 2015 baseline. In addition, there were no work-related fatalities during 2018. Building on our previous success in establishing a culture of health and wellbeing, we continue to focus on active health promotion. We have programmes to address all four essential health activities – healthy eating and drinking, physical activity, tobacco cessation and mental wellbeing – at 65% of our sites.

In 2018, we carried out several activities and initiatives focused on continuous improvements in key risk areas, including driver safety (our highest risk for significant injury and fatalities), behavioural safety, ergonomics, office safety, fall prevention, workplace pressure management and work-life balance.

AstraZeneca Annual Report & Form 20-F Information 2018 / Business Review 41

Business Review
Be a Great Place to Work
continued

Sustainability

We want to be valued and trusted by our stakeholders as a source of great medicines over the long term. That is why we are committed to operating in a way that recognises the interconnection between business growth, the needs of society and the limitations of our planet. This means delivering our business strategy in a way that broadens access to our medicines, minimises the environmental footprint of our products and processes, and ensures that ethics and transparency underpin everything we do.

Sustainability strategy

Our sustainability strategy is aligned with our Purpose and business strategy, allowing us to maximise the benefit for our patients, our business, broader society and the planet. In late 2018, a structured sustainability materiality assessment that engaged external and internal stakeholders reaffirmed our direction and refined the priority areas. We measure our progress through annual and long-term targets. We show performance in our Sustainability Data Summary located on www.astrazeneca.com/sustainability.

Learn more in our 2018 Sustainability Report available on our website, www.astrazeneca.com/sustainability.

1. Broadening access to healthcare
We aim to improve lives by increasing access to health

Priority areas	Information in this Annual Report
> Disease prevention and treatment > Affordability > Investments in health systems > Responsible R&D > The environment's impact on health	> Emerging market healthcare, from page 32 > Broadening access to healthcare, on page 43

2. Furthering ethics and transparency
We commit to furthering ethics and transparency in everything we do

Priority areas	Information in this Annual Report
> Ethical business culture > Inclusion & diversity > Talent & workforce evolution > Workforce wellbeing and safety > Responsible supply chain > Human rights	> Code of Ethics and policy framework, on page 43 > Bioethics and responsible research, from page 44 > Develop a strong and diverse pipeline of leaders, on page 40 > Managing change and Employee relations, on page 41 > Safety, health and wellbeing, on page 41 > Ethical supply chain management, from page 45 > Human rights, on page 41 > Community investment, on page 48

3. Protecting the environment
We strive to reduce environmental impacts on human health and the natural world

Priority areas	Information in this Annual Report
> Greenhouse gas emissions > Waste > Water > Product environmental stewardship > Pharmaceuticals in the environment	> Greenhouse gas, on page 46 > Waste, on page 47 > Water, on page 47 > Product environmental stewardship, on page 47 > Pharmaceuticals in the environment, on page 47

Benchmarking and assurance
Recognition of our work in sustainability

DJSI Member of Dow Jones Sustainability Indices In Collaboration with RobecoSAM	> Named in the Dow Jones Sustainability World and Europe Indices > Attained industry-best scores for: Environmental Reporting, Labour Practice Indicators and Health Outcome Contribution
ATMI Access to Medicine Index	> Ranked ninth overall in the 2018 Access to Medicine Index > Recognised for a Best Practice in Pricing and one of nine companies recognised for an Innovative Practice
CDP CDP Driving Sustainable Economies	> Water A List – among the top 1.5% of companies participating in CDP's water security programme for our commitment to transparency around environmental risks and demonstration of sustainable water management > Climate change B List – in recognition of our strategy and actions to reduce emissions and mitigate climate change > Supplier Engagement leader board – among the top 3% of companies assessed by CDP to be awarded a position on the leader board in recognition of our actions to reduce emissions and lower climate-related risks in the supply chain
ISAE3000 Assured Bureau Veritas 1828	> Bureau Veritas has provided independent external assurance to a limited level in accordance with the International Standard on Assurance Engagements 3000 (ISAE3000), and in accordance with ISAE3410 Assurance Engagements on Greenhouse Gas Statements for the sustainability information contained within this Annual Report and Form 20-F

For more information, see Sustainability: supplementary information on page 231 and the letter of assurance available on www.astrazeneca.com/sustainability.

42 AstraZeneca Annual Report & Form 20-F Information 2018 / Strategic Report

Sustainability governance Sustainability governance frames the way we operate. Geneviève Berger, a Non-Executive Director, oversees the implementation of our sustainability matters on behalf of the Board of Directors. Our ambition is to be a leader in sustainability by delivering the strategy from the materiality assessment. Every member of the SET is accountable for a specific sustainability initiative and Katarina Ageborg is responsible for the global strategy. 2. Ethics and transparency We want to be valued not only for our medicines but also for the way we work. We seek to operate in a transparent and ethical way and expect the same high standards from our suppliers and partners. Whether it is investing in technological alternatives to animals in science for our research or refusing to tolerate bribery or any other form of corruption, we aim to go beyond what is required of us to be an example of how good business is done. These professionals also support our line managers locally in ensuring that their staff meet our standards. A network of nominated signatories reviews our promotional materials and activities against applicable requirements. Our Internal Audit Services, in partnership with external audit experts, also conduct compliance audits on selected marketing companies. Our reporting in relation to ethical sales and marketing is assured by Bureau Veritas. Our Sustainability Advisory Board (SAB) comprises five SET members and four external sustainability experts. It met twice in 2018 to provide guidance on strategic direction, recommendations for opportunities, and insights and feedback. Throughout the year, we engaged with employees and external stakeholders, including investors, Ministries of Health, healthcare providers, NGOs, patients and suppliers. For more information about the assurance provided by Bureau Veritas, see page 231. Code of Ethics and policy framework We are committed to employing high ethical standards when carrying out all aspects of our business globally. Our Code of Ethics (the Code) is based on our Values, expected behaviours and key policy principles. It empowers employees to make decisions in the best interests of the Group and the people we serve, now and in the long term, by outlining our commitments in simple terms and focusing on why these commitments matter. The Code also guides employees on how to make the best day-to-day choices and how to act in a consistent, responsible way, worldwide. There are two mandatory training courses dedicated to the Code: one is for new starters; the second is the annual training for all employees, reminding them of the key commitments. In 2018, 100% of all active employees completed the annual training on the Code of Ethics. Approximately 36,100 employees are engaged in our commercial activities and, in 2018, we identified four confirmed breaches of external sales and marketing regulations or codes (2017: six). There were 2,042 instances, most of them minor, of non-compliance with the Code or supporting requirements in our Commercial Regions, including instances by employees and third parties (2017: 1,431). We removed a total of 169 employees and third parties from their roles as a result of these breaches (a single breach may involve more than one person). We also formally warned 534 others and provided further guidance or coaching on our policies to 1,865 more. The Audit Committee are provided with the breach statistics on a quarterly basis. Further commentary on the most serious breaches is also provided to the Audit Committee. 1. Broadening access to healthcare Marketplace from page 11 demonstrates the burden of NCDs, with 41 million deaths annually which disproportionately affects low-and middle-income countries where nearly three quarters of these deaths occur. In Return to Growth from page 29, we review how, as a business focused on medicines for NCDs, we aim to meet the challenges posed in each of our Regions, particularly for those patients in Emerging Markets who may need help to access our medicines and where barriers to healthcare are not always pricing related. Anti-bribery/anti-corruption Anti-bribery/anti-corruption is a key element of our policy framework, with principles and requirements underpinning the Code commitment that we do not tolerate bribery or any other form of corruption. We conveyed our commitment to ethical behaviour in the 2018 annual Code training, reinforced through anti-bribery/anti-corruption training materials delivered and made available to relevant employees and third parties. The Code includes four high-level Global Policies covering Science, Interactions, Workplace and Sustainability. These Global Policies will continue to be complemented by underlying Global Standards and will, over time, replace the current suite of Global Policies which are published on our website, www.astrazeneca.com. Our policy framework also includes additional requirements at the global, local and business unit level to support employees in their daily work. Our activities demonstrate how we are working to improve access to healthcare by making our medicines available and more affordable to people on a commercially and socially sustainable basis. Through partnerships with government and NGOs, we develop health systems’ infrastructure by building capacity to help improve access to medical treatment and care. Bribery and corruption remains a business risk as we launch new medicines in markets across the globe and enter into partnerships and collaborations. When working with third parties, we are committed to working only with those who embrace high standards of ethical behaviour consistent with our own. Bribery and corruption risk is a focus of our third-party risk management process, as well as our Business Development due diligence procedures. It is also a focus of our monitoring and audit programmes. Global Compliance monitors a range of commercial activities associated with bribery and corruption risk, and the majority of marketing company audits include anti-bribery/ anti-corruption work programmes. Disease prevention is the focus of the Young Health Programme (YHP), our award-winning global disease prevention programme. Ethical sales and marketing We are committed to employing high ethical standards of sales and marketing practice worldwide, in line with our policy framework. We maintain a robust compliance programme in our efforts to ensure compliance with all applicable laws, regulations and adopted industry codes. As outlined in Global Compliance and Internal Audit Services on page 105, our compliance programme is delivered by dedicated compliance professionals who advise on and monitor adherence to our policy framework. For more information on YHP, see page 48. To address local needs, our programmes are typically governed by their respective commercial markets. The process includes setting and measuring performance towards targets. We have internal targets and our annual Sustainability Report lists our external targets and progress. We undergo third-party assurance for these external targets and our reporting in this Annual Report is assured by Bureau Veritas – for more information see page 231. 43 AstraZeneca Annual Report & Form 20-F Information 2018 / Business Review Strategic Report

Clinical trials by region Research use of human biological samples The use of human biological samples, such as solid tissue, biofluids and their derivatives, plays a vital role in developing a deeper understanding of human diseases and their underlying mechanisms, which helps us develop effective, new and personalised medicines. 3Rs, achievements in openness about the use of animals and the best examples of a caring research culture. Each year, one of the 3Rs award winners is further selected to receive a CEO Award for the 3Rs. In 2018, this went to a group who achieved a six-fold reduction in the numbers of mice needed for particular studies by the application of novel experimental design. C-SAW also promotes global learning and continuing professional development opportunities for employees working with animals and provides general information and education opportunities both within and outside AstraZeneca. Small molecule studies Europe 16% US/Canada 22% Asia Pacific 20% Central/Eastern Europe 26% Japan 3% Latin America 10% Middle East and Africa 3% When we conduct this important research, we maintain policies and processes to ensure that we comply with the law, meet regulatory concerns and maintain ethical standards. We place an emphasis on informed consent that protects the rights and expectations of donors and families throughout the process of our acquisition, use, storage and disposal of the samples. Protecting the confidentiality of a donor’s identity is of the utmost importance, and a key part of our process includes the coding of biological samples and associated data (including genetic data). Biologics studies Animal research use varies depending on many interrelated factors, including our amount of pre-clinical research, the nature and complexity of the diseases under investigation and regulatory requirements. We believe that without our active commitment to the 3Rs, our animal use would be much greater. In 2018, animals were used for in-house studies 121,8231 times (2017: 131,615). In addition, animals were used on our behalf for CRO studies 29,853 times (2017: 28,545). In total, over 97% were rodents or fish. Europe 24% US/Canada 21% Asia Pacific 22% Central/Eastern Europe 17% Japan 5% Latin America 9% Middle East and Africa 2% In rare circumstances, we may use human fetal tissue (hFT) or human embryonic stem cells (hESC). In these circumstances, an internal review of the scientific validity of the research proposal will be conducted and permission to use the tissue will be granted only when no other scientifically reasonable alternative is available. We also insist our third-party vendors adopt the highest ethical standards and we rigorously assess the ability of tissue suppliers to meet our quality and ethical expectations. We are committed to minimising the use of fetal tissue by exploring technological alternatives. Patient safety One of our core Values is to put patients first and, by detecting, assessing, understanding and preventing adverse effects or any other drug-related problems not identified during the development process, our pharmacovigilance processes and systems seek to minimise the risks and maximise the benefits of our medicines for patients. Technology has not yet advanced to the stage where animal use can be eliminated, and animal studies therefore remain a small, but necessary, part of the process of developing new drugs. We are alert to the issues around the use of animals and are working constantly to ensure our animal studies are properly justified, conducted and reported. 1 2018 figure includes some animals used only for breeding. For all our medicines, under development as well as on the market, we have systems in place for identifying and evaluating possible adverse drug effects. Information concerning the safety profile of our medicines is provided to regulators, healthcare professionals and, where appropriate, patients. Each medicine has a dedicated safety team, which includes a responsible global safety physician and one or more pharmacovigilance scientists. Marketing companies have assigned patient safety managers in place. In 2018, an additional research proposal that includes use of cells derived from hFT was approved, resulting in three projects using hFT having progressed as at 31 December. An additional three projects using hESC were approved in 2018, resulting in nine projects using 13 different hESC lines or derived cells having been approved to date. For more information, see our 2018 Sustainability Report available on our website, www.astrazeneca.com/ sustainability. Ethical supply chain management Every employee and contractor who sources goods and services on behalf of AstraZeneca is expected to follow responsible business processes, which are embedded into our newly updated Global Standard for the Procurement of Goods and Services. All our procurement professionals receive detailed training on responsible procurement. Animal research We are committed to helping the public understand the continuing need for animals in research, and our approach to replacing, reducing and refining our use of animals (the 3Rs). Our Chief Medical Officer is accountable for the benefit and risk profiles of our products, providing medical oversight and enforcing risk assessment processes that help us make efficient and informed decisions about patient safety. As part of our commitment to patient safety, in 2017, we developed an upgraded safety signal management platform to provide risk oversight for all our products. Following an extensive pilot test phase during 2018, we launched the platform across all marketed products and continue to seek refinements to make it an industry leader in pharmacovigilance. We also began exploring the use of emerging technologies, such as automation support, machine learning and digital communication interfaces. These tools will have the potential to enhance our product safety evaluation, communication and risk mitigation capabilities. Our ethical standards are integral to our procurement and partnering activities and we monitor compliance through assessments and improvement programmes. We work only with those suppliers whose standards of ethical behaviour are consistent with our own. We will not use suppliers who are unable to meet our standards. Our Global Standard Expectation of Third Parties is published on our website, www.astrazeneca.com/sustainability. We share our 3Rs advances externally through presentations at international conferences and workshops, and contribute to the work of organisations and societies supporting the 3Rs around the world. Our Chief Veterinary Officer leads the Council for Science and Animal Welfare (C-SAW), which is the governance and oversight body for the use of animals in research and development, providing assurance to senior leaders on our responsible use of animals. C-SAW drives initiatives on the 3Rs, openness about our use of animals, and promotes a culture of care in the way we conduct our research. For example, C-SAW runs an annual global awards scheme recognising excellence in the To achieve this, we have an established process for third party risk management. This process assesses risk based upon defined criteria. These include risks related to bribery and corruption, data privacy, the environment 45 AstraZeneca Annual Report & Form 20-F Information 2018 / Business Review Strategic Report

Business Review Be a Great Place to Work continued and wages. Each step of the process provides an additional level of assessment, and we conduct more detailed assessments on those relationships identified as higher risk. Through this risk-mitigation process, we seek to better understand the partner’s risk approach and seek to ensure the partner understands and can meet our standards. for previous years. To support the achievement of our targets, a resource efficiency capital fund has been in place since 2015 to invest in projects at sites. In 2018, $19 million (2017: $19 million) was committed to resource efficiency projects at our manufacturing and R&D sites, and a further $15 million has been committed for 2019. 12,967 12,967 assessments of suppliers in 2018 to ensure they meet our ethical standards $19m $19 million committed to resource efficiency projects at our manufacturing and R&D sites in 2018 We conducted a total of 12,967 assessments in 2018, taking our total number of assessments to 27,257 since we established this process in May 2014. Of the assessments undertaken in 2018, 3,390 were in the Asia Pacific region, 4,035 in Europe and 3,965 in the Americas. The remaining 1,577 assessments relate to global suppliers and those based in the Middle East and Africa. Greenhouse gas We are working to reduce our GHG emissions by, among other things, investment in improving energy and fuel efficiency and pursuing lower-carbon alternatives to fossil fuels, utilising a hierarchy approach of avoiding emissions where possible, reducing emissions from necessary activities, and substituting our energy sources for lower carbon alternatives. During 2018, we made progress towards our verified science-based targets for Scope 1 and Scope 2 emissions through increased fuel efficiency of our commercial sales fleet and procurement of electricity from certified renewable sources increasing to represent 69% of total electricity imports. Our total Scope 1 and Scope 2 emissions have been reduced by 31% from our 2015 baseline. We have continued to make progress on our science-based targets for Scope 3 emission sources through continued achievement in switching freighting of goods from air to sea and improved accounting of our Scope 3 footprint that will lead to future efficiency improvements. Including emissions from patient use of our inhaler therapies, our operational GHG footprint totalled 1,769,110 metric tonnes in 2018, a reduction of 0.4% from our 2015 baseline. In 2018, we conducted 45 audits on high-risk suppliers (external manufacturing partners), seeking to ensure that they employ appropriate practices and controls. Eighty six percent of these suppliers met our expectations, with a further 14% implementing improvement plans to address minor instances of non-compliance. Through our due diligence process, we rejected seven suppliers because of reputational concerns due to high anti-bribery/anti-corruption risk. “We follow the science to protect the planet by managing our impact on the environment across all our operations.” 3. Protecting the environment We follow the science to protect the planet by managing our impact on the environment across all our operations. Our Code of Ethics is the overarching document for our environmental management system. It applies to all functions and locations and is supported by global standards and procedures that establish mandatory requirements in key risk areas. We monitor and manage performance through comprehensive assurance programmes that include performance reporting and internal auditing. We are on track to deliver our 2016 to 2025 natural resources targets. For more information on our pressurised metered dose inhaler (pMDI) therapies, see the Product environmental stewardship section opposite. Energy use To reduce GHG emissions, we recognise the need to reduce our demand for energy in the first instance, maximise the efficiency of the energy we do use and, where feasible, substitute our energy use with renewable sources. Due to anticipated net increase in activity across our site network in 2018, we aimed to limit increases in total energy consumption to 2% above our 2015 baseline. Over the same period, we completed seven in-depth energy audits to identify new opportunities for energy efficiency that will be implemented over the next three years. In 2018, our energy use was 1,854 GWh, an increase of 3%. We have made further progress on our target to use 100% renewable power by 2025. In 2018, we used certified zero emission power equivalent to 61% of total power consumption, including 3,358 MWh of renewable power generated on our sites. Our 2018 targets (against a 2015 baseline) included: > reducing our operational greenhouse gas (GHG) footprint in line with our approved Science Based Target > limiting the increase in our energy consumption to no more than 2% to 1,841 GWh > limiting the increase in our waste generation to less than 7% to 32,811 tonnes > reducing water use by 7% to 4.03 million m3. The table opposite provides data on our global GHG emissions, energy use, waste production and water consumption for 2018. The data coverage includes 100% of our owned and controlled sites globally. Regular review of the data is carried out to ensure accuracy and consistency. This has led to changes in the data For more information on GHG emissions reporting, see Sustainability: supplementary information on page 231. 46 AstraZeneca Annual Report & Form 20-F Information 2018 / Strategic Report

Business Review Be a Great Place to Work continued Community investment Wherever we work in the world, we aim to make a positive impact on our communities. Our Global Standard on Contributions encompasses community investment and provides guidance to ensure a consistent, transparent and ethical approach around the world, based on local need. Our activities are focused on healthcare in the community and supporting science education. They include financial and non-financial contributions. In 2018, we gave more than $57 million (2017: $25 million) through our community investment activities to more than 1,000 non-profit organisations in 70 countries. The increase reflects a change in practice with more large multi-year agreements with payments being made in the first year of the agreement. The amount includes more than $17.5 million (2017: $4 million) for product donations that were given in support of public health needs and disaster relief. The increase reflects changes in the volume and mix of product donated. In addition to these community investments, we also donated more than $686 million (2017: $401 million) of medicines in connection with patient assistance programmes around the world, the largest of which is our AZ&Me programme in the US. Making a positive impact on our communities is also about volunteering. We encourage our employees to volunteer and support their efforts with one day’s leave for community service. In 2018, our employees volunteered more than 39,000 hours on community projects in countries around the world. Donation programmes In some countries, such as the US, where many individuals remain without insurance and cannot afford our medications, we offer a free drug patient assistance programme – AZ&Me – for qualifying patients. In other countries with evolving health systems, we partner to address challenges in access with a combination of donated products and financial support to build capacity and support patient needs. In Cambodia, since 2010, our partnership with Americares and the Sihanouk Hospital Centre of Hope (SHCH) has supported the Cambodia Breast Cancer Initiative. The partnership aims to strengthen existing treatment services while expanding in scale to reach additional patients. In 2018, the programme screened 963 new patients; provided information on early detection and screening to more than 14,700 individuals; diagnosed 93 cases of breast cancer and continued to treat 661 patients who were previously diagnosed; and administered more than 24,000 units of free AstraZeneca medicines to post-menopausal breast cancer patients in the SHCH’s treatment cohort. For more information on the Step Up! Young Health Global Grants Programme, visit www.younghealthprogrammeyhp.com. For more information on the AstraZeneca HealthCare Foundation’s Connections for Cardiovascular HealthSM programme, visit www.astrazeneca-us.com/foundation. For more information on the AstraZeneca HealthCare Foundation, see the Glossary on page 240. Young Health Programme Non-communicable disease (NCD) prevention among young people continued to be an area of focus as we mark the ninth year of our award-winning Young Health Programme (YHP). Despite the fact that more than two thirds of premature deaths from NCDs can be linked to behaviours that first began in adolescence, young people and their health continues to be an under-recognised, under-served and under-researched component of the global health agenda. In 2018, we reached nearly 335,000 young people with health information on NCDs and risk behaviours and trained more than 5,500 peer educators and healthcare workers. In partnership with local governmental and non-governmental groups, we launched new programmes in Indonesia, Serbia, Turkey and Australia and approved the development of new programmes in Vietnam, Myanmar, Mexico and Panama. This brings the total number of developing and active YHP initiatives to 20. For more information about AZ&Me, see page 31. Non-Financial Information Statement Under sections 414CA and 414CB of the Companies Act 2006, as introduced by the Companies, Partnerships and Groups (Accounts and Non-Financial Reporting) Regulations 2016, AstraZeneca is required to include, in its Strategic Report, a non-financial statement containing certain information. As required by the Regulations, the Strategic Report contains information on the following matters: For more information about AZ&Me, see page 31. Our global disaster relief partner is the British Red Cross. In 2018, we entered into a two-year partnership that will support humanitarian aid to people affected by armed conflict in Northern Nigeria. Our global product donation partners are Americares, Direct Relief International and Health Partners International of Canada. > Environmental matters on pages 46-47 and page 231 Employees from page 38 Social matters from page 42 Respect for human rights on page 41 Anti-corruption and anti-bribery matters from page 43 > > > > We supported our partners, NCD Child and Plan International, as they advocated for the inclusion of adolescent health and NCD prevention in the Political Declaration on NCDs and at the United Nation’s Third High Level Meeting on NCDs. We invested in new research on adolescent risk behaviours, policy recommendations and health economic analyses to support the argument for additional investment in and attention to NCD prevention among young people. We continued to mentor and support the development of young global health leaders by sending a delegation of 20 young people to the One Young World Summit in The Hague, Netherlands. In 2018, we launched the Step Up! Young Health Global Grants Programme. Designed to complement our work in the field of adolescent health and NCD prevention, this programme offered grants of up to $10,000 to non-profit organisations that are innovating to improve the health and wellbeing of young people. A total of $160,375 of funding was committed through this programme in 2018 for 17 projects in 14 countries. References to our policies, due diligence processes and information on how we are performing against various measures in these areas, are contained throughout the Strategic Report. Information on the Group’s Principal Risks are included in Risk Overview from page 70 and information on the non-financial key performance indicators relevant to our business is included in Key Performance Indicators from page 20. A description of our business model is contained in Business model and life-cycle of a medicine from page 8. We continue to support Connections for Cardiovascular HealthSM, a programme of the AstraZeneca HealthCare Foundation that was launched in 2010 to address heart health in the US. In 2018, the AstraZeneca HealthCare Foundation provided $1.16 million in grants to 11 non-profit organisations for programmes that aim to help prevent, better manage and reduce cardiovascular disease. YHP was named Community Investment Program of the Year by Ethical Corporation’s 2018 Responsible Business Awards. Further information on YHP can be found on its website, www.younghealthprogrammeyhp.com. Learn more in our 2018 Sustainability Report on www.astrazeneca.com/sustainability. 48 AstraZeneca Annual Report & Form 20-F Information 2018 / Strategic Report

Sustainability: supplementary information

External assurance
Bureau Veritas has provided independent external assurance to a limited level on the following sustainability information contained within this Annual Report:

- Key Performance Indicators – Be a Great Place to Work, page 22
- Key Performance Indicators – Do business sustainably, page 22
- Emerging market healthcare, page 32
- Develop a strong and diverse pipeline of leaders, page 40
- Human rights, page 41
- Managing change, page 41
- Employee relations, page 41
- Safety, health and wellbeing, page 41
- Sustainability, page 42
- Sustainability strategy, page 42
- Sustainability governance, page 43
- Broadening access to healthcare, page 43
- Ethics and transparency, page 43
- Protecting the environment, page 46
- Community investment, page 48
- Young Health Programme, page 48
- Donation programmes, page 48
- Greenhouse gas (GHG) reporting, page 231

Based on the evidence provided and subject to the scope, objectives and limitations defined in the full assurance statement, nothing has come to the attention of Bureau Veritas causing them to believe that the sustainability information contained within this Annual Report is materially misstated. Bureau Veritas is a professional services company that has a long history of providing independent assurance services in environmental, health, safety, social and ethical management and disclosure.

The full assurance statement, which includes Bureau Veritas's scope of work, methodology, overall opinion, and limitations and exclusions, is available on our website, www.astrazeneca.com.

Greenhouse gas (GHG) reporting

We have reported on all of the emission sources required under the Quoted Companies Greenhouse Gas Emissions (Directors' Reports) Regulations 2013. These sources fall within our consolidated Financial Statements. We do not have responsibility for any emission sources that are not included in our consolidated Financial Statements.

We have used the GHG Protocol Corporate Accounting and Reporting Standard (revised edition). Emission factors for electricity have been derived from the International Energy Agency (IEA), USEPA eGRID, US Green-e and the Association of Issuing Bodies (AIB) databases and for all other fuels and emission sources from the 2006 IPCC Guidelines for National Greenhouse Gas Inventories.

Bureau Veritas has undertaken a limited assurance on the 2018 GHG emissions data. The assurance statement, including scope, methodology, overall opinion, and limitations and exclusions, is available on our website, www.astrazeneca.com.

Global greenhouse gas emissions data for the period 1 January 2018 to 31 December 2018[1]

	Tonnes CO_2e		
	2018	2017	2016
Emissions from:			
Scope 1: Combustion of fuel and operation of facilities[2]	**301,055**	291,694	309,685
Scope 2 (Market-based): Electricity (net of market instruments), heat, steam and cooling purchased for own use[3]	**158,987**	178,614	218,770
Scope 2 (Location-based): Electricity, heat, steam and cooling purchased for own use[3]	**294,906**	273,681	288,210
Company's chosen intensity measurement: Scope 1 + Scope 2 (Market-based) emissions reported above normalised to million US dollar revenue	**20.8**	20.9	23.0
Scope 3 in our Operational Footprint: Supply chain emissions: Upstream emissions from personal air travel, goods transport, waste incineration, and first tier active pharmaceutical ingredients and formulation & packaging suppliers (>90% of category spend, energy only, one year in arrears); Downstream emissions from HFA propellants released during patient use of our inhaled medicines	**1,309,069**	1,234,739	1,155,504
2016-2025 Strategy 'Operational Footprint' KPI: Scope 1 + Scope 2 (Market-based) + our Operational Footprint Scope 3 sources. Baseline year is 2015	**1,769,110**	1,705,047	1,683,959
Scope 3 Total: Emissions from all 15 Greenhouse Gas Protocol Scope 3 Categories[4]	**5,819,517**	5,830,380	5,813,138
2016-2025 Strategy Scope 3 intensity measurement KPI: Scope 3 emissions from all 15 Greenhouse Gas Protocol Scope 3 Categories normalised to million US dollar revenue. Baseline year is 2015 (one year in arrears)	**263**	260	253

1 Regular review of the data is carried out to ensure accuracy and consistency. This has led to changes in the data from previous years. The majority of adjustments made are not material individually, except for business air travel (new data supplier, leading to restated baseline) and product use phase (recalculated using improved life-cycle emissions data). The data quoted in this Annual Report are generated from the revised data.
2 Included in this section are GHGs from direct fuel combustion, process and engineering emissions at our sites and from fuel use in our vehicle fleet.
3 GHGs from imported electricity are calculated using the GHG Protocol Scope 2 Guidance (January 2015) requiring the dual reporting using two emissions factors for each site – Market-based and Location-based. Our corporate emissions reporting and targets follow the Market-based approach.
4 In previous years, this data has been reported one year in arrears. GHG accounting has been updated to align the 2016 and 2017 reporting with the actual year's emissions data. For 2018 reporting, a significant proportion has been estimated and will be refined in future external reports.

Additional Information

AstraZeneca Annual Report & Form 20-F Information 2018 / Sustainability: supplementary information 231